(FIRM LOGO)

November 27, 2013

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Philadelphia Investment Partners New Generation Fund (the Fund) and, under the date of May 30, 2013, we reported on the financial statements of the Fund as of and for the years ended March 31, 2013 and 2012. On June 26, 2013, we were dismissed.   We have read the Fund’s statements included under Sub-Item 77K of their Form N-SAR for the period ended September 30, 2013, and we agree with such statements, except that we are not in a position to agree or disagree with the Fund’s statement that BBD, LLP was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Fund’s financial statements.

Very truly yours,

(Signed) /s/ KPMG LLP